Media release

Rio Tinto delivers very strong first half production

16 July 2014

Rio Tinto chief executive Sam Walsh said “We achieved another half of very strong operating performance, powered by productivity gains across our business. Our iron ore expansion continues to deliver high-margin growth reinforcing our position as a low cost producer. It has allowed us to increase shipments of our Pilbara Blend products, providing our customers with reliable, long-term supply of stable quality. Healthy copper volumes reflect higher grades and recoveries at Kennecott Utah Copper, as well as the ramp up at Oyu Tolgoi. With a relentless focus on achieving sustainable cost savings while delivering the highest quality growth, we continue to transform Rio Tinto into a stronger, more disciplined business that will consistently deliver strong cash flows and shareholder value.”

Highlights (Rio Tinto share unless stated otherwise)

		Q2’14	vs Q2’13	vs Q1’14	H1’14	vs H1’13
Global iron ore shipments (100% basis)	mt	75.7	+23%	+13%	142.4	+20%
Global iron ore production (100% basis)	mt	73.1	+11%	+10%	139.5	+10%
Mined copper	kt	164.8	+28%	+4%	323.0	+23%
Bauxite	mt	10.1	-7%	+1%	20.2	-2%
Aluminium	kt	839	0%	+1%	1,671	0%
Hard coking coal	mt	2.0	+6%	+8%	3.9	+9%
Semi-soft and thermal coal	mt	6.7	-7%	-2%	13.5	+2%
Titanium dioxide feedstock	kt	372	-19%	-4%	762	-14%

  Record first half iron ore shipments, production and rail volumes. Shipments from the Pilbara exceeded production as stocks built ahead of the delivery of the expanded infrastructure were drawn down, while existing mines continue to be expanded to utilise increased rail and port capacity.

  In May, Rio Tinto announced that its Pilbara iron ore system of mines, rail and ports reached a run rate of 290 million tonnes a year (Mt/a), two months ahead of schedule.

  The rail duplication and trackwork required for the 360 Mt/a expansion is now complete. Critical 360 Mt/a port infrastructure remains on track for completion by the end of the first half of 2015.

  Full year production guidance for copper has been increased following strong production during the first half, driven by higher grades and concentrator recoveries at Kennecott Utah Copper and the ramp up at Oyu Tolgoi. These led to a 23 per cent increase on a like-for-like basis in the half, and more than offset the impact of divestments in 2013. Sales exceeded production at Oyu Tolgoi in the half as logistics commissioning issues were resolved enabling a strong acceleration in shipments.

  Gove has been operating as a bauxite export business since the curtailment of the refinery in May and is expected to ramp up from current export capacity of 6 Mt/a to 8 Mt/a by the end of 2015. First half global bauxite production was lower than 2013 as the Gove mine adjusted production to reflect the staged curtailment of the alumina refinery during the first half.

  First half aluminium production was in line with last year, with productivity gains across the smelter portfolio offsetting the loss of production from the closure of Shawinigan in November 2013.

  Production of hard coking coal improved in the first half of 2014 following completion of the extension project at the Kestrel mine in the second half of 2013. Thermal coal production set a new first half record, up six per cent on last year.

  Titanium dioxide production was down in the first half as the business continues to match production volumes to underlying demand.

  Exploration and evaluation expenditure was $340 million in the first half of 2014, sustaining the savings achieved in 2013 whilst continuing to progress the highest priority projects.

  The sale of Rio Tinto’s interest in the Clermont thermal coal mine completed on 29 May for cash consideration of $1.015 billion, before adjustments for working capital and net debt.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2013 have been excluded.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q2 2014	vs Q2 2013	vs Q1 2014	H1 2014	vs H1 2013
Pilbara Blend Lump	14.5	+10%	+10%	27.8	+10%
Pilbara Blend Fines	22.7	+22%	+16%	42.3	+15%
Robe Valley Lump	1.5	+9%	+7%	2.9	+11%
Robe Valley Fines	3.0	-1%	+3%	5.9	+4%
Yandicoogina Fines (HIY)	13.4	+1%	0%	26.8	+5%
IOC (pellets and concentrate)	2.4	+1%	+34%	4.1	-5%

Global iron ore production of 139.5 million tonnes (Rio Tinto share 109.9 million tonnes) and global shipments of 142.4 million tonnes set new first half records. Rio Tinto’s share of production in the half was ten per cent higher than in the same period of 2013.

Pilbara operations

First half production of 132.4 million tonnes (Rio Tinto share 105.7 million tonnes) was 11 per cent higher than the same period in 2013 and set a new first half record, driven by productivity improvements and the ramp up to the 290Mt/a run rate achieved in May, two months ahead of schedule.

Production in the second quarter was 69.1 million tonnes (Rio Tinto share 55.2 million tonnes) which is 11 per cent higher than in the same period last year. A significant proportion of the additional tonnes have gone directly into Pilbara Blends, the largest traded iron ore products by volume and the industry reference iron ores in Asian steel markets.

Pilbara sales

Record first half sales of 136.1 million tonnes (100 per cent basis) were 22 per cent higher than the same period of 2013. Sales in the first half continued to exceed production due to the drawdown of stockpiled iron ore inventory built at Pilbara mine sites in previous years to facilitate a ramp up of the expanded port and rail facilities to 290Mt/a.

The growth of our Pilbara iron ore business has enabled us to deliver additional Pilbara Blend iron ore volumes to Asian steel markets, providing our customers with reliable, long-term supply of stable quality. Our Yandicoogina and Robe Valley products remained in high demand from major steel mills in Asia.

Approximately 25 per cent of sales in the first half of 2014 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on the current quarter average, current month average or on the spot market.

Second quarter sales set a new quarterly record of 71.8 million tonnes (100 per cent basis), 27 per cent higher than the same period of 2013.

Pilbara expansion

The rail duplication and trackwork required for the 360Mt/a expansion is now complete. Critical 360 Mt/a port infrastructure remains on track for completion by the end of the first half of 2015.

In November 2013, Rio Tinto set out its breakthrough pathway to optimise the growth of mine capacity towards 360 Mt/a at a target all-in capital intensity of between $120-130 per tonne (100 per cent basis or low-US$100s a tonne Rio Tinto share), significantly lower than originally planned. A series of low-cost brownfield expansions will bring on additional tonnes to feed the expanded infrastructure. From a base run rate of 290 Mt/a in May 2014, annual mine production capacity is planned to increase by more than 60 million tonnes between 2014 and 2017. The majority of the low-cost growth will be delivered in the next two years, with mine production of more than 330 million tonnes (100 per cent basis) expected from the Pilbara in 2015.

Iron Ore Company of Canada (IOC)

Second quarter production was slightly higher than the same period of 2013 as operations recovered from an unusually cold winter. Sales continued to be constrained by frozen material during the second quarter. As a result, pellet sales were 25 per cent lower and concentrate sales were 15 per cent lower than in the second quarter of 2013.

2014 shipping and production guidance

Rio Tinto expects 2014 global shipments of approximately 300 million tonnes (100 per cent basis). 2014 global production guidance is unchanged at 295 million tonnes (100 per cent basis), subject to weather constraints. Around five million tonnes of iron ore inventory is expected to be drawn down at the Pilbara mines during the year.

COPPER

Rio Tinto share of production

	Q2 2014	vs Q2 2013	vs Q1 2014	H1 2014	vs H1 2013
Kennecott Utah Copper
Mined copper (000 tonnes)	61.9	+58%	-11%	131.0	+50%
Refined copper (000 tonnes)	70.1	+79%	+32%	123.2	+38%
Molybdenum (000 tonnes)	2.5	+177%	+162%	3.4	+27%
Mined gold (000 oz)	77.0	+146%	+22%	140.3	+81%
Refined gold (000 oz)	59.8	+35%	-4%	121.8	+17%
Escondida
Mined copper (000 tonnes)	89.4	+4%	+13%	168.2	-2%
Refined copper (000 tonnes)	24.5	+3%	+8%	47.2	+2%
Grasberg
Mined copper (000 tonnes)	1.5	N/A	-13%	3.2	N/A
Mined gold (000 oz)	0.3	N/A	-33%	0.7	N/A
Oyu Tolgoi
Mined copper (000 tonnes)	12.1	+176%	+43%	20.6	+369%
Mined gold (000 oz)	37.9	+439%	+72%	59.9	+751%

Kennecott Utah Copper

First half production of copper and gold contained in concentrates improved significantly on the same period in 2013, reflecting the recovery from the pit wall slide experienced in April 2013. Production in the second quarter was higher than the same period last year due to sustained improvements in grades at the mine, higher throughput and improved recoveries at the concentrator following completion of the flotation expansion in the third quarter of 2013. Molybdenum production in the first half was 27 per cent higher than in the first half of 2013 due to higher grades and throughput.

Copper cathode production for the first half was 38 per cent higher than in the same period in 2013 as production was brought forward in anticipation of the 65-day smelter shutdown planned to start in September, which will lead to lower cathode production in the second half of 2014.

Escondida

Mined copper production decreased two per cent on the first half of 2013, driven by lower ore grades, which was partially offset by higher mill throughput. Second quarter production was up four per cent on the same period last year, with higher throughput offsetting lower grades.

Oyu Tolgoi / Turquoise Hill Resources

Production for the first half was 61.5 thousand tonnes of copper and 178.6 thousand ounces of gold in concentrates (Rio Tinto share 20.6 thousand tonnes and 59.9 thousand ounces, respectively). Production was higher in the second quarter due to the shutdown of one grinding circuit line in the first quarter to complete inspections and repairs following post-commissioning issues.

Customer collections of concentrate from the Chinese bonded warehouse accelerated, with the sale of 64.7 thousand tonnes of copper and 154.0 thousand ounces of gold in concentrates (100 per cent basis) recognised in the first half of 2014 (of which 51.6 thousand tonnes of copper and 126.2 thousand ounces of gold took place in the second quarter). Monthly sales exceeded production, resulting in a drawdown of inventories, which should ensure that inventories approach appropriate levels by the end of 2014.

On 23 June, Oyu Tolgoi LLC received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine. On 25 June, Turquoise Hill Resources Limited, a 50.8 per cent owned subsidiary of Rio Tinto, notified shareholders that a notice of dispute had been filed with the Government of Mongolia.

Grasberg

Based on the latest available forecast from Freeport-McMoran Copper & Gold, a small proportion of copper and gold production in the first half has been attributed to Rio Tinto.

Sulawesi project

In July 2014, the Group divested its interest in the Sulawesi nickel project in Indonesia as part of its continued repositioning of the Copper portfolio to focus on its four tier one operating assets and two world class greenfield projects.

Provisional pricing

At 30 June 2014, the Group had an estimated 266 million pounds of copper sales that were provisionally priced at US 317 cents per pound. The final price of these sales will be determined during the second half of 2014. This compared with 254 million pounds of open shipments at 31 December 2013, provisionally priced at US 333 cents per pound.

2014 production guidance

Rio Tinto is increasing its copper guidance for the year. It now expects its share of mined copper production to be approximately 585,000 tonnes (previously 570,000) and refined copper production to be 300,000 tonnes (previously 260,000).

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q2 2014	vs Q2 2013	vs Q1 2014	H1 2014	vs H1 2013
Rio Tinto Alcan
Bauxite	10,144	-7%	+1%	20,188	-2%
Alumina	1,795	+1%	-3%	3,650	+9%
Aluminium	839	0%	+1%	1,671	0%
Other operations
Gove alumina refinery	139	-70%	-74%	676	-37%

In May 2014, Rio Tinto completed the curtailment of alumina production at Gove. The refinery is now on care and maintenance and continues to be reported separately from Rio Tinto Alcan.

Bauxite

Gove has been operating as a bauxite export business since the curtailment of the refinery in May. Bauxite production and export capacity at Gove are expected to ramp up from current capacity of 6 Mt/a to 8 Mt/a by the end of 2015 following upgrades to export infrastructure. First half bauxite production was lower than 2013 as the Gove bauxite mine adjusted production to reflect the staged curtailment of the Gove alumina refinery during the first half.

Alumina

Excluding the Gove alumina refinery which is reported separately from the Rio Tinto Alcan refineries, production in the first half was up by nine per cent compared to 2013 reflecting stronger production at Yarwun and Queensland Alumina which were both impacted by ex-tropical cyclone Oswald in the first half of 2013. Production at Yarwun is expected to reach full capacity during the second half of 2015 as refinery design and construction challenges are progressively addressed.

Aluminium

Aluminium production in the first half was in line with the same period of last year, with productivity gains across the portfolio of smelters. These gains, coupled with production from the new AP60 smelter, offset the loss of production from Shawinigan which closed in November last year.

In June 2014, one potline (24 thousand tonnes of capacity) was closed at the Kitimat smelter as part of the transition to the commissioning of the modernised and expanded Kitimat facility, which is scheduled to produce first hot metal in the first half of 2015.

On 3 July, Rio Tinto Alcan signed an agreement to sell its 50 per cent shareholding in the SØRAL aluminium smelter in Norway to its joint venture partner at the plant, Hydro Aluminium ASA. The transaction is subject to customary conditions and is expected to close in the second half of 2014.

2014 production guidance

Rio Tinto’s share of bauxite and aluminium production for 2014 is unchanged and is expected to be 41 million tonnes and 3.4 million tonnes, respectively. Alumina production guidance is revised to 7.6 million tonnes (previously 8.0 million tonnes). This excludes alumina production from the Gove alumina refinery, which moved to care and maintenance in May 2014.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q2 2014	vs Q2 2013	vs Q1 2014	H1 2014	vs H1 2013
Rio Tinto Coal Australia
Hard coking coal	1,828	+4%	+1%	3,642	+10%
Semi-soft coking coal	903	-21%	-4%	1,839	-16%
Thermal coal	5,581	-5%	-4%	11,388	+6%

Rio Tinto Coal Mozambique
Hard coking coal	187	+31%	+216%	246	-3%
Thermal coal	176	+34%	+229%	230	-4%

Hard coking coal production in Australia was ten per cent higher than the first half of 2013. This was largely driven by increased coal production at the Kestrel mine, where the coal handling preparation plant had been shut for upgrade works in the first half of 2013 as part of the extension project completed later that year.

Semi-soft coking coal production was 16 per cent lower than the first half of 2013 and 21 per cent lower than the second quarter of 2013. This reflects changes in the production mix to maximise higher margin thermal coal.

Australian thermal coal production increased by six per cent compared with the first half of 2013 due to productivity gains in the Hunter Valley and additional production from a processing plant by-product stream at Hail Creek. This was partially offset by the absence of production from Clermont following completion of the divestment of Rio Tinto’s 50.1 per cent interest in the mine in the second quarter 2014.

First half production in Mozambique was affected by rail and port constraints, as well as stoppages and operational changes in the first quarter. Second quarter production was stronger than the same period of last year due to productivity and yield improvements.

Uranium

Rio Tinto share of production (000 lbs)

	Q2 2014	vs Q2 2013	vs Q1 2014	H1 2014	vs H1 2013
Energy Resources of Australia	0	-100%	N/A	0	-100%
Rössing	455	-53%	-29%	1,099	-44%

The progressive restart of processing operations at ERA began on 5 June following the receipt of all necessary regulatory approvals. Processing operations had been suspended since December 2013 following the failure of a leach tank.

First half production at Rössing was 44 per cent lower than in the first half of 2013. This was the result of reduced mill throughput and recoveries in the first quarter following the temporary plant stoppage caused by a leach tank failure in December 2013, along with a planned maintenance shutdown in the second quarter.

2014 production guidance

Rio Tinto is increasing its expected share of thermal coal production to 17.5 million tonnes (previously 16.7 million tonnes). This follows a change in the production profile to produce additional higher margin thermal coal from a processing plant by-product stream at Hail Creek. As a result of this change and lower than expected production during the ramp up at Kestrel, Australian hard coking coal production has decreased to 7.4 million tonnes (previously 8.2 million tonnes). Semi-soft coking coal production guidance remains unchanged at 3.0 million tonnes.

Rio Tinto’s share of uranium production across Rössing and ERA in 2014 is expected to be between 4.3 and 5.1 million pounds. This follows operational changes at Rössing in response to current market conditions. Progression to full processing capacity at ERA is anticipated in the third quarter.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q2 2014	vs Q2 2013	vs Q1 2014	H1 2014	vs H1 2013
Diamonds (000 carats)
Argyle	2,459	-21%	0%	4,920	-4%
Diavik	1,290	+38%	+15%	2,409	+15%
Murowa	83	+21%	+20%	152	+4%

Minerals (000 tonnes)
Borates – B2O3 content	133	-3%	+6%	259	+4%
Titanium dioxide feedstock	372	-19%	-4%	762	-14%

Salt (000 tonnes)	1,788	+7%	+13%	3,374	+4%

Diamonds

At Argyle, carats recovered were four per cent lower than the first half of 2013 reflecting the move from open pit to underground mining and the processing of lower grade tailings in the first quarter of 2014 as underground production ramped up. The underground project remains on track, with the second crusher being commissioned in July this year.

Diavik had a strong operational performance in the first half with a 15 per cent increase in carats produced compared to the corresponding period of 2013. This was due to improvements in mining rates, with all three pipes in full production, as well as processing plant improvements implemented over the past six months. These improvements enabled a strong second quarter of production, 15 per cent higher than the first quarter.

First half carats recovered at Murowa were four per cent higher than the first half of 2013 due to improved throughput and processing previously stockpiled material.

Minerals

Borates production in the first half was four per cent higher than the same period in 2013 in response to higher sales demand in the half and in preparation for the commissioning of the new modified direct dissolving of kernite (MDDK) process plant in the third quarter of 2014. Production in the second quarter was six per cent higher than the first quarter following stronger sales demand.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide feedstock production was 14 per cent lower than the first half of 2013 reflecting soft market demand. Production continues to be optimised to align with market demand and, as a result, the planned rebuild of one of nine furnaces at Rio Tinto Fer et Titane (RTFT) remains postponed. Second quarter production in 2014 was four per cent lower than the first quarter as production was reduced to match shipments of chloride feedstock.

Salt

First half production of salt was four per cent higher than the same period of 2013 due to productivity improvements and better weather conditions.

2014 production guidance

2014 production guidance is unchanged. Rio Tinto’s share of production is expected to be 1.5 million tonnes of titanium dioxide feedstocks, 0.5 million tonnes of boric oxide equivalent and 16 million carats of diamonds.

CORPORATE

On 7 April, Rio Tinto announced that it had gifted its 19.1 per cent shareholding in Northern Dynasty Minerals Ltd, owner of the Pebble Project, to two local Alaskan charitable foundations committed to educational, vocational and cultural programmes. The decision followed a strategic review which concluded that the Pebble Project did not fit with Rio Tinto's strategy.

On 26 May, Rio Tinto and its partners, Chinalco and the International Finance Corporation, signed the Investment Framework with the Government of Guinea for blocks 3 and 4 of the Simandou project. This marked a significant milestone, providing the legal and commercial foundation for the project. The Investment Framework was ratified by the Guinean National Assembly in June 2014, followed by the Supreme Court review and the Presidential promulgation. The project partners are continuing to work towards the development of a bankable feasibility study which is due to be completed within approximately one year.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2014 was $340 million compared with $542 million in 2013, sustaining the savings achieved in the first half of 2013 whilst continuing to progress the highest priority projects.

In the half, approximately 35 per cent was incurred by the Copper Group, four per cent by Iron Ore, 20 per cent by Energy, 17 per cent by Diamonds and Minerals, one per cent by Aluminium and the balance by Central Exploration.

There were no significant divestments of central exploration properties in the first half of 2014 or 2013.

Exploration highlights

Iron Ore

In the Pilbara, Western Australia, data processing and interpretation of airborne geophysical surveys continued. In Botswana, a drilling programme continued.

Copper

In the United States, field mapping, sampling and drilling continued across copper projects in Utah, Arizona and Montana. In South America, field reconnaissance, sampling and drilling occurred across projects in Chile and Peru. In Zambia, mapping and ground geophysical surveys were undertaken. In China, CRTX, the Chinalco Rio Tinto Exploration Joint Venture, commenced field mapping and geophysical surveys.

Nickel

In Canada, field mapping and drilling commenced targeting nickel sulphides.

Bauxite

In Brazil, field mapping and drilling continued across several targets. In Laos, exploration continued with bulk sampling and interpretation of geophysical results.

Coal

In the Bowen Basin (Queensland, Australia), field activities included mapping and ground geophysics.

Uranium

In the Athabasca, Canada, interpretation and geological modelling progressed on a number of targets drilled during the winter.

Diamonds

In India, gravel sampling and ground geophysical surveys continued.

Heavy Mineral Sands

In Gabon, auger drilling commenced over heavy mineral sands target areas.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil; Cape York, Australia	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia	Nickel: Tamarack, US	Copper: Australia, US, Chile, Peru, Zambia, Russia, Kazakhstan, Uzbekistan, Mongolia, China
Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique		Diamonds: India Heavy mineral sands: Gabon
Energy	Coal: Mt Pleasant, Australia Uranium: Ranger 3 Deeps, Australia Roughrider, Canada Rössing Z20, Namibia	Coal: Bowen Basin, Australia	Uranium: Canada, US, Australia
Iron Ore	Simandou, Guinea Pilbara, Australia	Pilbara, Australia	Botswana

Mine-lease exploration continued at a number of Rio Tinto businesses including: Pilbara Iron, Rio Tinto Coal Australia, Richards Bay, Oyu Tolgoi, Resolution, Roughrider and Sweetwater.

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Rio Tinto production summary
Rio Tinto share of production

		Quarter			Half Year		% Change
		2013 Q2	2014 Q1	2014 Q2	2013 H1	2014 H1	Q2 14 vs Q2 13	Q2 14 vs Q1 14	H1 14 vs H1 13
Principal Commodities
Alumina	('000 t)	2,246	2,392	1,934	4,432	4,326	-14%	-19%	-2%
Aluminium	('000 t)	843	832	839	1,677	1,671	0%	1%	0%
Bauxite	('000 t)	10,960	10,044	10,144	20,522	20,188	-7%	1%	-2%
Borates	('000 t)	137	126	133	248	259	-3%	6%	4%
Coal - hard coking	('000 t)	1,902	1,874	2,015	3,552	3,888	6%	8%	9%
Coal - semi-soft coking	('000 t)	1,147	936	903	2,186	1,839	-21%	-4%	-16%
Coal - thermal	('000 t)	5,978	5,860	5,758	11,030	11,618	-4%	-2%	5%
Copper - mined	('000 t)	129.2	158.2	164.8	263.0	323.0	28%	4%	23%
Copper - refined	('000 t)	63.0	75.8	94.6	135.9	170.4	50%	25%	25%
Diamonds	('000 cts)	4,135	3,650	3,832	7,370	7,482	-7%	5%	2%
Iron ore	('000 t)	51,829	52,339	57,530	100,079	109,869	11%	10%	10%
Titanium dioxide feedstock	('000 t)	461	389	372	888	762	-19%	-4%	-14%
Uranium	('000 lbs)	2,408	644	455	4,744	1,099	-81%	-29%	-77%
Other Metals & Minerals
Gold - mined	('000 oz)	45	94	123	99	217	171%	31%	119%
Gold - refined	('000 oz)	44	62	60	104	122	35%	-4%	17%
Molybdenum	('000 t)	0.9	0.9	2.5	2.7	3.4	177%	162%	27%
Salt	('000 t)	1,670	1,586	1,788	3,255	3,374	7%	13%	4%
Silver - mined	('000 oz)	766	1,197	1,372	1,690	2,569	79%	15%	52%
Silver - refined	('000 oz)	457	598	818	1,130	1,417	79%	37%	25%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto share of production

	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

ALUMINA
Production ('000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	346	353	378	360	352	708	713
Queensland Alumina	80%	697	695	722	697	668	1,290	1,365
São Luis (Alumar)	10%	84	85	91	88	87	167	175
Yarwun	100%	620	608	696	683	661	1,143	1,344
Jonquière (Vaudreuil) specialty alumina plant	100%	30	25	23	26	27	55	53
Rio Tinto Alcan total		1,776	1,764	1,909	1,856	1,795	3,363	3,650
Other Aluminium - Gove refinery (a)	100%	470	528	673	537	139	1,069	676
Rio Tinto total alumina production		2,246	2,293	2,582	2,392	1,934	4,432	4,326

ALUMINIUM
Production ('000 tonnes)
Rio Tinto Alcan
Australia - Bell Bay	100%	47	47	47	46	47	93	93
Australia - Boyne Island	59%	83	84	83	76	81	166	157
Australia - Tomago	52%	69	71	72	70	71	138	142
Cameroon - Alucam (Edéa)	47%	8	11	11	11	11	13	22
Canada - seven wholly owned (b) (c)	100%	338	335	331	322	320	667	642
Canada - Alouette (Sept-Îles)	40%	58	57	59	58	58	117	116
Canada - Bécancour	25%	27	28	27	28	28	54	56
France - Dunquerque	100%	60	66	68	67	67	124	134
Iceland - ISAL (Reykjavik)	100%	50	49	49	50	52	99	102
New Zealand - Tiwai Point	79%	62	64	66	64	65	127	129
Norway - SØRAL (Husnes) (d)	50%	11	11	12	11	11	22	23
Oman - Sohar	20%	18	18	17	18	18	36	36
UK - Lochaber	100%	11	11	11	10	10	23	20
Rio Tinto total aluminium production		843	853	853	832	839	1,677	1,671

BAUXITE
Production ('000 tonnes) (e)
Rio Tinto Alcan
Gove	100%	1,857	1,983	2,271	1,804	1,426	3,775	3,230
Porto Trombetas	12%	473	506	525	438	470	857	908
Sangaredi	(f)	1,831	1,790	1,848	1,686	1,885	3,308	3,571
Weipa	100%	6,800	6,971	6,787	6,116	6,363	12,583	12,479
Rio Tinto total bauxite production		10,960	11,250	11,432	10,044	10,144	20,522	20,188

Rio Tinto share of production
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	137	127	121	126	133	248	259

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,373	1,483	1,536	1,190	1,338	2,590	2,528
Kestrel Coal	80%	387	608	726	625	490	708	1,115
Total Rio Tinto Coal Australia hard coking coal		1,759	2,091	2,262	1,814	1,828	3,298	3,642
Rio Tinto Coal Mozambique
Benga	65%	143	162	148	59	187	254	246
Rio Tinto total hard coking coal production		1,902	2,253	2,410	1,874	2,015	3,552	3,888

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	463	466	527	431	385	1,114	816
Mount Thorley	64%	364	241	305	355	365	635	719
Warkworth	44%	320	43	90	151	153	437	304
Rio Tinto total semi-soft coking coal production		1,147	750	922	936	903	2,186	1,839

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	32%	721	710	638	758	654	1,286	1,413
Clermont (g)	0%	1,524	1,753	1,496	1,286	1,135	2,654	2,421
Hail Creek Coal (h)	82%	-	21	136	320	344	-	664
Hunter Valley	80%	2,553	2,330	2,026	2,350	2,183	4,446	4,532
Kestrel Coal	80%	89	53	60	70	87	258	157
Mount Thorley	64%	413	263	350	382	425	895	807
Warkworth	44%	547	1,069	791	641	753	1,251	1,394
Total Rio Tinto Coal Australia thermal coal		5,846	6,198	5,497	5,806	5,581	10,789	11,388
Rio Tinto Coal Mozambique
Benga	65%	132	122	127	54	176	241	230
Rio Tinto total thermal coal production		5,978	6,321	5,624	5,860	5,758	11,030	11,618

Rio Tinto share of production
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

COPPER
Mine production ('000 tonnes) (e)
Bingham Canyon	100%	39.2	59.1	64.5	69.2	61.9	87.4	131.0
Escondida	30%	85.6	81.5	83.8	78.8	89.4	171.2	168.2
Grasberg - Joint Venture (i)	40%	0.0	0.0	6.3	1.7	1.5	0.0	3.2
Oyu Tolgoi (j)	34%	4.4	10.3	11.0	8.5	12.1	4.4	20.6
Rio Tinto total mine production		129.2	150.9	165.6	158.2	164.8	263.0	323.0
Refined production ('000 tonnes)
Escondida	30%	23.8	22.0	23.2	22.7	24.5	46.4	47.2
Kennecott Utah Copper	100%	39.2	46.3	57.7	53.1	70.1	89.5	123.2
Rio Tinto total refined production		63.0	68.3	81.0	75.8	94.6	135.9	170.4

DIAMONDS
Production ('000 carats)
Argyle	100%	3,130	3,085	3,153	2,461	2,459	5,120	4,920
Diavik	60%	936	1,003	1,240	1,119	1,290	2,103	2,409
Murowa	78%	69	70	105	69	83	147	152
Rio Tinto total diamond production		4,135	4,158	4,498	3,650	3,832	7,370	7,482

GOLD
Mine production ('000 ounces) (e)
Barneys Canyon	100%	0.4	0.0	0.0	0.0	0.4	0.4	0.4
Bingham Canyon	100%	31	56	74	63	77	77	140
Escondida	30%	7	7	7	9	8	14	17
Grasberg - Joint Venture (i)	40%	0.0	0.0	0.0	0.4	0.3	0.0	0.7
Oyu Tolgoi (j)	34%	7	21	25	22	38	7	60
Rio Tinto total mine production		45	83	106	94	123	99	217
Refined production ('000 ounces)
Kennecott Utah Copper	100%	44	40	48	62	60	104	122

Rio Tinto share of production
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

IRON ORE
Production ('000 tonnes) (e)
Hamersley - six wholly owned mines	100%	32,946	33,707	35,868	33,898	37,018	63,720	70,916
Hamersley - Channar	60%	1,742	1,528	1,615	1,642	1,642	3,485	3,284
Hamersley - Eastern Range	(k)	2,460	2,571	2,513	2,447	2,725	4,968	5,172
Hope Downs	50%	3,965	4,504	4,556	4,780	5,093	7,834	9,873
Iron Ore Company of Canada	59%	2,341	2,353	2,321	1,764	2,365	4,350	4,129
Robe River	53%	8,375	8,714	8,637	7,808	8,687	15,722	16,495
Rio Tinto total iron ore production		51,829	53,377	55,510	52,339	57,530	100,079	109,869
Breakdown:
Pilbara Blend Lump		13,217	13,269	13,665	13,251	14,541	25,213	27,792
Pilbara Blend Fines		18,572	19,237	20,480	19,616	22,669	36,753	42,285
Robe Valley Lump		1,387	1,658	1,631	1,413	1,517	2,639	2,930
Robe Valley Fines		3,039	3,066	2,960	2,916	3,012	5,700	5,928
Yandicoogina Fines (HIY)		13,272	13,795	14,453	13,379	13,426	25,422	26,805
IOC Concentrate		1,086	1,048	1,057	629	1,130	1,883	1,758
IOC Pellets		1,255	1,305	1,264	1,136	1,235	2,468	2,371

MOLYBDENUM
Mine production ('000 tonnes) (e)
Bingham Canyon	100%	0.9	1.2	1.8	0.9	2.5	2.7	3.4

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,670	1,586	1,886	1,586	1,788	3,255	3,374

SILVER
Mine production ('000 ounces) (e)
Bingham Canyon	100%	431	852	930	744	864	1,094	1,608
Escondida	30%	306	305	337	398	432	567	829
Grasberg - Joint Venture (i)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (j)	34%	28	66	70	54	77	28	131
Rio Tinto total mine production		766	1,223	1,337	1,197	1,372	1,690	2,569
Refined production ('000 ounces)
Kennecott Utah Copper	100%	457	395	633	598	818	1,130	1,417

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (l)	100%	461	373	361	389	372	888	762

Rio Tinto share of production
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia (m)	68%	1,433	920	758	0	0	2,785	0
Rössing	69%	976	948	735	644	455	1,959	1,099
Rio Tinto total uranium production		2,408	1,868	1,493	644	455	4,744	1,099

Production data notes:
(a)	The curtailment of production at the Gove refinery was completed on 28 May 2014.
(b)	The Shawinigan smelter ceased production on 29 November 2013.
(c)	Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.
(d)	On 3 July 2014, Rio Tinto Alcan reached a binding agreement for the sale of its 50% interest in the SØRAL (Husnes) smelter.
(e)

Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(f)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
(g)	Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production is shown up to that date.
(h)	Hail Creek commenced production of thermal coal from reprocessed coking coal reject following completion of a successful trial in the third quarter of 2013.
(i)

Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(j)	Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd. Production included in the table is from 1 May 2013.
(k)

Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(l)	Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).
(m)	ERA production has been restated from 'produced ready for packing' to 'drummed' U3O8, in line with production reported by Energy Resources of Australia Ltd to the Australian Stock Exchange (ASX).
The Rio Tinto percentage shown above is at 30 June 2014.

Rio Tinto's interest in the Northparkes and Palabora mines and the Saint-Jean-de-Maurienne and Sebree smelters were sold in 2013.  No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

ALUMINIUM
Rio Tinto Alcan - Bauxite
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,857	1,983	2,271	1,804	1,426	3,775	3,230
Weipa mine - Queensland	100.0%	6,800	6,971	6,787	6,116	6,363	12,583	12,479
Brazil
Porto Trombetas (MRN) mine	12.0%	3,941	4,214	4,376	3,649	3,918	7,139	7,567
Guinea
Sangaredi mine (a)	23.0%	4,070	3,978	4,107	3,747	4,189	7,352	7,937

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		11,148	11,166	11,268	9,829	10,065	20,529	19,895
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto Alcan - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	872	868	903	872	835	1,613	1,706
Yarwun refinery - Queensland	100.0%	620	608	696	683	661	1,143	1,344
Brazil
São Luis (Alumar) refinery	10.0%	836	848	908	882	865	1,669	1,747
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	346	353	378	360	352	708	713
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

ALUMINIUM (continued)
Rio Tinto Alcan - Specialty Alumina
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	30	25	23	26	27	55	53
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	47	47	47	46	47	93	93
Boyne Island smelter - Queensland	59.4%	140	142	139	129	136	280	265
Tomago smelter - New South Wales	51.6%	134	139	139	136	139	267	275
Cameroon
Alucam (Edéa) smelter	46.7%	16	24	24	24	23	28	47
Canada
Alma smelter - Quebec	100.0%	110	111	113	112	111	216	223
Alouette (Sept-Îles) smelter - Quebec	40.0%	146	143	147	144	145	293	290
Arvida smelter - Quebec	100.0%	44	45	43	42	43	87	85
Arvida AP60 smelter - Quebec (a)	100.0%	-	-	9	14	15	-	29
Bécancour smelter - Quebec	25.1%	108	110	109	111	111	215	222
Grande-Baie smelter - Quebec	100.0%	56	56	56	56	55	111	111
Kitimat smelter - British Columbia	100.0%	44	42	40	38	35	89	73
Laterrière smelter - Quebec	100.0%	60	62	61	60	61	116	121
Shawinigan smelter - Quebec (b)	100.0%	24	20	7	-	-	47	-
France
Dunkerque smelter	100.0%	60	66	68	67	67	124	134
Saint-Jean-de-Maurienne smelter (c)	0.0%	23	24	16	-	-	45	-
Iceland
ISAL (Reykjavik) smelter	100.0%	50	49	49	50	52	99	102
New Zealand
Tiwai Point smelter	79.4%	78	81	83	81	82	160	163
Norway
SØRAL (Husnes) smelter (d)	50.0%	22	22	23	23	23	44	45
Oman
Sohar smelter	20.0%	91	89	85	88	91	180	178
United Kingdom
Lochaber smelter	100.0%	11	11	11	10	10	23	20

(a) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.
(b) The Shawinigan smelter ceased production on 29 November 2013.
(c) Rio Tinto sold its 100% interest in the Saint-Jean-de-Maurienne smelter with an effective date of 16 December 2013. Production is shown up to that date.
(d) On 3 July 2014, Rio Tinto Alcan reached a binding agreement for the sale of its 50% interest in the SØRAL (Husnes) smelter.

Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated. Page 17 of 26 Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

ALUMINIUM (continued)
Other Aluminium - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	470	528	673	537	139	1,069	676
Other Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
USA
Sebree smelter - Kentucky (b)	0.0%	35	-	-	-	-	87	-

(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
(b) Rio Tinto sold its 100% interest in the Sebree smelter with an effective date of 1 June 2013. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated. Page 18 of 26

Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

BORATES
Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a)		137	127	121	126	133	248	259
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine	32.0%
New South Wales
Thermal coal ('000 tonnes)		2,254	2,220	1,992	2,369	2,045	4,019	4,414
Clermont Coal mine (a)	0.0%
Queensland
Thermal coal ('000 tonnes)		3,041	3,499	2,986	2,567	2,265	5,297	4,832
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,674	1,808	1,873	1,451	1,631	3,158	3,082
Thermal coal ('000 tonnes) (b)		-	25	166	390	420	-	810
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		579	582	659	539	481	1,393	1,020
Thermal coal ('000 tonnes)		3,191	2,912	2,533	2,937	2,728	5,557	5,665
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		483	760	908	781	613	885	1,393
Thermal coal ('000 tonnes)		111	66	75	88	109	322	197
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		569	377	477	554	570	992	1,124
Thermal coal ('000 tonnes)		645	411	547	596	665	1,399	1,261
Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		719	96	202	339	345	982	683
Thermal coal ('000 tonnes)		1,229	2,403	1,779	1,439	1,692	2,813	3,132
Total hard coking coal production ('000 tonnes)		2,157	2,568	2,780	2,232	2,244	4,044	4,476
Total semi-soft coking coal production ('000 tonnes)		1,867	1,055	1,338	1,431	1,395	3,368	2,827
Total thermal coal production ('000 tonnes)		10,472	11,537	10,078	10,387	9,924	19,407	20,311
Total coal production ('000 tonnes)		14,496	15,161	14,196	14,050	13,563	26,819	27,613

Total coal sales ('000 tonnes)		14,056	14,481	15,027	14,014	13,569	26,315	27,583
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		1,776	1,846	2,289	1,990	2,152	3,311	4,143
Share of semi-soft coal sales ('000 tonnes) (d)		981	806	1,048	820	803	2,096	1,623
Share of thermal coal sales ('000 tonnes) (d)		5,682	5,952	5,750	5,827	5,447	10,614	11,275

(a) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production is shown up to that date.
(b) Hail Creek commenced production of thermal coal from reprocessed coking coal reject following completion of a successful trial in the third quarter of 2013.
(c) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine	65.0%
Hard coking coal production ('000 tonnes)		219	249	228	91	288	390	379
Thermal coal production ('000 tonnes)		202	188	196	82	271	370	354
Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		19,295	18,276	19,584	21,051	21,438	38,259	42,488
Average copper grade (%)		1.42	1.37	1.30	1.12	1.33	1.43	1.23
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		231.9	210.6	214.4	195.5	235.6	461.2	431.2
Contained gold ('000 ounces)		24	22	24	29	27	48	55
Contained silver ('000 ounces)		1,021	1,017	1,124	1,326	1,439	1,891	2,765
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		53.5	61.0	64.9	67.1	62.3	109.4	129.4
Refined production from leach plants:
Copper cathode production ('000 tonnes)		79.3	73.2	77.5	75.8	81.5	154.7	157.3
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		10,403	18,235	18,837	10,617	14,098	28,347	24,715
Average mill head grades:
Copper (%)		0.73	0.74	0.87	0.73	0.86	0.69	0.80
Gold (g/t)		0.53	0.65	0.99	0.79	0.84	0.53	0.82
Silver (g/t)		3.65	2.68	3.72	3.34	2.55	2.70	2.89
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		65.2	119.2	148.9	67.5	108.8	168.2	176.3
Gold in concentrates ('000 ounces)		135	306	517	215	296	353	511
Silver in concentrates ('000 ounces)		509	1,069	1,479	558	660	1,321	1,218
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		71.6	107.5	138.3	50.6	111.3	161.5	161.8
Gold in concentrates ('000 ounces)		150	278	475	163	313	342	476
Silver in concentrates ('000 ounces)		452	761	1,090	334	610	1,014	944

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2014 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 2Q 2014 until the release of its 2014 second-quarter results on 23 July 2014.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated. Page 21 of 26

Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.4	0.0	0.0	0.0	0.4	0.4	0.4
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		8,192	10,593	13,088	11,916	10,480	19,925	22,396
Average ore grade:
Copper (%)		0.54	0.62	0.56	0.65	0.65	0.50	0.65
Gold (g/t)		0.15	0.22	0.28	0.25	0.33	0.17	0.29
Silver (g/t)		2.18	4.16	3.12	2.62	3.26	2.32	2.92
Molybdenum (%)		0.022	0.034	0.032	0.029	0.044	0.028	0.036
Copper concentrates produced ('000 tonnes)		170	235	257	299	225	393	524
Average concentrate grade (% Cu)		23.0	25.2	25.1	23.1	27.5	22.2	25.0
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		39.2	59.1	64.5	69.2	61.9	87.4	131.0
Gold ('000 ounces)		31	56	74	63	77	77	140
Silver ('000 ounces)		431	852	930	744	864	1,094	1,608
Molybdenum concentrates produced ('000 tonnes):		1.7	2.4	3.5	1.9	4.6	5.2	6.5
Molybdenum in concentrates ('000 tonnes)		0.9	1.2	1.8	0.9	2.5	2.7	3.4
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		123	256	266	273	309	367	581
Copper anodes produced ('000 tonnes) (a)		30.1	54.3	56.9	57.4	71.7	80.7	129.1
Production of refined metal:
Copper ('000 tonnes)		39.2	46.3	57.7	53.1	70.1	89.5	123.2
Gold ('000 ounces) (b)		44	40	48	62	60	104	122
Silver ('000 ounces) (b)		457	395	633	598	818	1,130	1,417
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

COPPER & GOLD (continued)
Northparkes Joint Venture (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,542	1,528	989	-	-	2,960	-
Average ore grade:
Copper (%)		1.02	1.04	1.03	-	-	1.04	-
Gold (g/t)		0.47	0.45	0.44	-	-	0.48	-
Copper concentrates produced ('000 tonnes)		42.8	44.2	27.1	-	-	82.4	-
Contained copper in concentrates:
Saleable production ('000 tonnes)		14.0	14.3	9.0	-	-	27.3	-
Sales ('000 tonnes) (b)		11.3	8.9	11.6	-	-	21.9	-
Contained gold in concentrates:
Saleable production ('000 ounces)		17	17	10	-	-	34	-
Sales ('000 ounces) (b)		13.4	11.0	14.1	-	-	28.3	-
(a) Rio Tinto sold its 80% interest in Northparkes with an effective date of 1 December 2013. Production is shown up to that date. (b) Rio Tinto's 80% share of material from the Joint Venture.
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		4,430	8,052	7,835	5,560	7,778	4,430	13,338
Average mill head grades:
Copper (%)		0.42	0.47	0.49	0.52	0.53	0.42	0.52
Gold (g/t)		0.27	0.36	0.41	0.49	0.60	0.27	0.55
Silver (g/t)		1.31	1.39	1.44	1.52	1.57	1.31	1.55
Copper concentrates produced ('000 tonnes)		50.2	110.3	129.5	102.9	140.0	50.2	242.9
Average concentrate grade (% Cu)		26.1	27.7	25.4	24.6	25.8	26.1	25.3
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		13.1	30.6	32.9	25.3	36.2	13.1	61.5
Gold in concentrates ('000 ounces)		21	62	74	66	113	21	179
Silver in concentrates ('000 ounces)		85	196	208	163	229	85	391
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		-	-	6.1	13.1	51.6	-	64.7
Gold in concentrates ('000 ounces)		-	-	10	28	126	-	154
Silver in concentrates ('000 ounces)		-	-	36	78	309	-	387
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.
Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

COPPER & GOLD (continued)
Palabora (a)	0.0%
Palabora Mine
South Africa
Ore Treated ('000 tonnes)		2,221	-	-	-	-	4,360	-
Average ore grade: copper (%)		0.58	-	-	-	-	0.57	-
Copper concentrates produced ('000 tonnes)		47.7	-	-	-	-	83.2	-
Average concentrate grade: copper (%)		25.3	-	-	-	-	26.7	-
Copper in concentrates ('000 tonnes)		12.1	-	-	-	-	22.2	-
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		57.1	-	-	-	-	111.3	-
New copper anodes produced ('000 tonnes)		13.2	-	-	-	-	27.3	-
Refined new copper produced ('000 tonnes)		12.9	-	-	-	-	25.8	-
Gold in Anode Slimes ('000 tonnes)		2.6	-	-	-	-	5.5	-
By-products:
Magnetite concentrate ('000 tonnes)		1,482	-	-	-	-	2,628	-
Nickel contained in products (tonnes)		11	-	-	-	-	17	-
Vermiculite plant
Vermiculite produced ('000 tonnes)		41	-	-	-	-	73	-
(a) The sale of Rio Tinto's 57.7% interest in Palabora Mining Company was completed on 31 July 2013; production data have been reported up to 30 June 2013.

DIAMONDS
Argyle Diamonds (a)	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,929	2,088	1,728	724	712	3,462	1,435
AK1 diamonds produced ('000 carats)		3,130	3,085	3,153	2,461	2,459	5,120	4,920
(a) Rio Tinto officially opened the Argyle underground mine on 30 April 2013.
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		526	548	539	587	617	1,029	1,204
Diamonds recovered ('000 carats)		1,559	1,672	2,066	1,865	2,150	3,505	4,015
Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		122	145	144	142	135	275	277
Diamonds recovered ('000 carats)		88	90	135	89	107	189	196
Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley - Paraburdoo, Mt Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	32,945	33,707	35,868	33,898	37,018	63,720	70,916
Hamersley - Channar	60.0%	2,904	2,546	2,692	2,737	2,736	5,809	5,473
Hamersley - Eastern Range	(a)	2,460	2,571	2,513	2,447	2,725	4,968	5,172
Hope Downs	50.0%	7,932	9,007	9,112	9,559	10,187	15,669	19,746
Robe River - Pannawonica (Mesas J and A)	53.0%	8,352	8,912	8,661	8,168	8,546	15,735	16,714
Robe River - West Angelas	53.0%	7,451	7,528	7,635	6,564	7,845	13,930	14,409
Total production ('000 tonnes)		62,044	64,271	66,481	63,373	69,057	119,831	132,430
Breakdown of total production:
Pilbara Blend Lump		16,641	16,845	17,374	17,031	18,688	31,740	35,719
Pilbara Blend Fines		23,780	24,719	25,993	24,795	28,397	46,934	53,192
Robe Valley Lump		2,616	3,129	3,076	2,666	2,863	4,979	5,529
Robe Valley Fines		5,735	5,783	5,585	5,502	5,683	10,756	11,185
Yandicoogina Fines (HIY)		13,272	13,795	14,453	13,379	13,426	25,422	26,805
Breakdown of total sales:
Pilbara Blend Lump		13,356	14,408	15,628	14,969	16,247	25,828	31,216
Pilbara Blend Fines		23,437	26,177	28,999	27,822	32,870	46,190	60,692
Robe Valley Lump		1,982	2,794	3,096	2,265	2,763	4,001	5,028
Robe Valley Fines		5,637	6,298	6,592	5,431	6,247	10,282	11,678
Yandicoogina Fines (HIY)		12,056	14,576	14,504	13,732	13,713	24,889	27,445
Total sales ('000 tonnes) (b)		56,468	64,253	68,819	64,219	71,840	111,190	136,059

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,849	1,785	1,801	1,071	1,924	3,206	2,994
Pellets ('000 tonnes)		2,138	2,222	2,152	1,934	2,104	4,202	4,038
Sales:
Concentrates ('000 tonnes)		2,245	1,481	1,530	633	1,904	3,184	2,537
Pellets ('000 tonnes)		2,582	2,289	2,064	1,876	1,931	4,230	3,807
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		66,030	68,278	70,434	66,378	73,084	127,239	139,462
Iron Ore Sales ('000 tonnes)		61,294	68,023	72,414	66,728	75,674	118,604	142,403
Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated. Page 25 of 26 Rio Tinto operational data
	Rio Tinto interest	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,444	2,320	2,759	2,320	2,616	4,762	4,936

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide feedstock ('000 tonnes)		461	373	361	389	372	888	762
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		2,095	1,345	1,108	0	0	4,072	0
(a) ERA production has been restated from 'produced ready for packing' to 'drummed' U3O8, in line with production reported by Energy Resources of Australia Ltd to the Australian Stock Exchange (ASX).
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		1,423	1,383	1,072	939	664	2,857	1,603

Rio Tinto percentage interest shown above is at 30 June 2014. The data represent full production and sales on a 100% basis unless otherwise stated.